SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 12)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,278,176
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,278,176
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,278,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,297,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,297,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,297,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 535919203	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,297,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,297,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,297,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,261,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,261,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,261,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,294,696
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,294,696
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,294,696
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 7 of 9 Pages

Item 4. Purpose of Transaction.	8
SIGNATURES	9

Page 8 of 9 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 12, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”) and on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the “Schedule 13D”), and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). The securities reported herein were previously reported on Schedule 13G, filed on August 19, 2005, as amended on January 26, 2006, June 22, 2007, February 14, 2008, September 22, 2008 and March 9, 2009. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 11.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 2, 2012, Dr. Rachesky, who prior to such date was the Co-Chairman, became the sole Chairman of the Board of Directors of the Issuer.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 6, 2012	MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

	By:	/s/ Hal Goldstein, Attorney in Fact